CONSENT OF BRS ENGINEERING

The undersigned hereby consents to: (i) the filing of the written disclosure regarding (a) the technical report entitled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study, National Instrument 43-101 Technical Report” dated April 13, 2012, (b) the technical report entitled “Juniper Ridge Uranium Project, Carbon County, Wyoming, USA; 43-101 Mineral Resource Technical Report” dated February 21, 2012 and (c) the technical report entitled “Juniper Ridge Uranium Project, Carbon County, Wyoming, USA” dated January 27, 2014, in relation to, as applicable, (A) the Form 40-F Annual Report for the period ended December 31, 2013, and any amendments thereto (the “Form 40-F”), of Energy Fuels Inc. (the “Company”), filed with the United States Securities and Exchange Commission, (B) the Company’s Annual Information Form for the period ended December 31, 2013 (the “AIF”) and (C) the Management Information Circular of the Company dated July 15, 2013, and the documents incorporated by reference therein (the “Circular”); and (ii) the incorporation by reference of such disclosure into (a) the Company’s Form S-8 Registration Statement, being filed with the United States Securities and Exchange Commission and any amendments thereto (the “S-8”), and (b) the Company’s Form F-10 Registration Statement, being filed with the United States Securities and Exchange Commission, and any amendments thereto (the “F-10”).

We also consent to: (i) the use of our name in the AIF, the Circular, the F-10, and the Form 40-F; (ii) the incorporation by reference of the Form 40-F and the AIF into the S-8; and (iii) the incorporation by reference of the Form 40-F, the AIF and the Circular into the F-10.

BRS ENGINEERING

/s/ Douglas Beahm
Name: Douglas Beahm
Title: Principal Engineer BRS Inc.

Date: March 28, 2014